IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD SIGNS AGREEMENT TO ACQUIRE 100% OF MERREX GOLD

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, December 22**, 2016 - IAMGOLD Corporation** ("IAMGOLD" or the "Company") today reports that the Company has signed a definitive agreement with Merrex Gold Inc. ("Merrex") to acquire, in an all-share transaction, all of the issued and outstanding shares of Merrex not already owned by IAMGOLD (the "Transaction"). Merrex is a junior mineral exploration company of which IAMGOLD currently owns approximately 45.8 million or 23% of Merrex's issued and outstanding 199.2 million common shares. IAMGOLD expects to issue 6.9 million shares, amounting to less than 1.5% of its issued and outstanding shares, in connection with the Transaction. The Transaction is expected to close in the first quarter of 2017.

"This agreement consolidates the ownership of a key asset in IAMGOLD's exploration pipeline," said Steve Letwin, IAMGOLD's President & CEO. "The IAMGOLD exploration team, led by Craig MacDougall, working in concert with Merrex on the Diakha-Siribaya project in Mali has done an outstanding job over recent years to define indicated resources of 2.1 million tonnes grading 1.90 g/t Au for 129,000 ounces and inferred resources of 19.8 million tonnes grading 1.71 g/t Au for 1.1 million ounces. Mali is a prolific mining friendly jurisdiction and is where IAMGOLD began nearly 25 years ago at the Sadiola project which, along with its neighbouring Yatela mine, has already produced over 7.5 million ounces of gold."

The mineral resource estimate above, including verification of the data disclosed, was filed in accordance with National Instrument 43-101 (NI 43-101) requirements and CIM Estimation Best Practice Guidelines. The report is dated January 25, 2016 and is available on SEDAR at http://sedar.com/GetFile.do?lang=EN&docClass=24&issuerNo=00009025&issuerType=03&projectNo=02442203&docId=3875136. The mineral resource estimate was also included in IAMGOLD's 2015 yearend reserve and resource news release dated February 17, 2016.

Merrex's primary assets are its gold properties in West Mali, principally its 50% interest in the Siribaya Gold Project, its 100% held Karita exploration authorization in Guinea and its 100% held zinc-lead property in Nova Scotia (the Jubilee Project). Merrex holds permits totaling approximately 700 square kilometers within an approximately 4,100 square kilometers area of interest in the southern portion of the West Mali Gold Belt.

The Transaction will proceed by way of a court-approved plan of arrangement under the *Business Corporations Act* (British Columbia). The companies expect to close the Transaction following required securityholder, court and regulatory approvals and satisfaction of certain other customary closing conditions.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking

statements are generally identifiable by use of the words "will", "should", "would", "estimate", "believe", "suggest", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to obtain, or delays in obtaining, required approvals for the Transaction, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.